The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549 [redacted]
U S A

01 July 2008

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th June 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

dlw 7/8

Enc

finance for people

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement – Holding(s) in Company	09 June 2008	09 June 2008	LR9.6.7
2.	Regulatory Announcement – Holding(s) in Company	30 June 2008	30 June 2008	LR9.6.7

Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Holding(s) in Company
Released	17:12 09-Jun-08
Number	3209W17

RNS Number : 3209W
Paragon Group Of Companies PLC
09 June 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
THE PARAGON GROUP OF COMPANIES PLC
....

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:
YES

……………..

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

……………..

An event changing the breakdown of voting rights:

……………..

Other (please specify) :

……………..

3. Full name of person(s) subject to the notification obligation (iii):
OPPENHEIMER FUNDS INC (OFI)

……………..

4. Full name of shareholder(s) (if different from 3.) (iv):

……………..

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

5 JUNE 2008

....

6. Date on which issuer notified:

6 JUNE 2008

....

7. Threshold(s) that is/are crossed or reached:
5% (FELL BELOW INTEGER)

....

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B2NGPM57 OFI	16,766,611	5.62%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares Direct**	**Number of voting rights (ix)**		**% of voting rights**	
		Direct (x)	**Indirect (xi)**	**Direct**	**Indirect**
GB00B2NGPM57 OFI	14,772,217		14,772,217		4.95%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	**Expiration Date (xiii)**	**Exercise/Conversion Period/ Date (xiv)**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)

Number of voting rights	**% of voting rights**
14,772,217	4.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]**:**

OPPENHEIMER FUNDS, INC. OWNS, AS OF 05/06/2008, 14,772,217 SHARES EQUAL TO 4.95% OF THE SHARES OUTSTANDING (298,490,705).

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

JOHN G. GEMMELL

....

15. Contact telephone number:

0121 712 2075

....

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Holding(s) in Company
Released	17:43 30-Jun-08
Number	9489X17

RNS Number : 9489X
Paragon Group Of Companies PLC
30 June 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

THE PARAGON GROUP OF COMPANIES PLC
....

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:

YES
....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
....

An event changing the breakdown of voting rights:
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):

LEGAL & GENERAL GROUP PLC (L&G)
....

4. Full name of shareholder(s) (if different from 3.) (iv):

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)

……………..

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

25 JUNE 2008

……………..

6. Date on which issuer notified:

27 JUNE 2008

……………..

7. Threshold(s) that is/are crossed or reached:

FROM 4% - 5% (L&G)

……………..

8. Notified details:

……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ORDINARY GBP 1 GB00B2NGPM57	14,389,055	14,389,055

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY GBP 1 GB00B2NGPM57	15,219,199	15,219,199		5.09	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,219,199	5.09

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT) (GROUP)
(20,486,422 - 6.86% = TOTAL POSITION)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (LGIMH) (DIRECT AND INDIRECT) (20,486,422 - 6.86% = TOTAL POSITION)

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (INDIRECT) (LGIM)
(20,486,422 - 6.86% = TOTAL POSITION)

LEGAL & GENERAL GROUP PLC (DIRECT) (L&G)
(15,219,199 - 5.09% = LGAS, LGPL & PMC)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT) (LGIMHD)
(11,646,307 - 3.90% = PMC)

LEGAL & GENERAL INSURANCE HOLDINGS LIMITED (DIRECT) (LGIH)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)(11,646,307 - 3.90% = PMC)

LEGAL & GENERAL ASSURANCE SOCIETY LIMITED (LGAS & LGPL)

LEGAL & GENERAL PENSIONS LIMITED (DIRECT) (LGPL)

....

Proxy Voting:

10. Name of the proxy holder:

N/A

....

11. Number of voting rights proxy holder will cease to hold:

N/A

....

12. Date on which proxy holder will cease to hold voting rights:

N/A

....

13. Additional information:

NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 298,490,705.

....

14. Contact name:

JOHN G. GEMMELL

....

15. Contact telephone number:

0121 712 2075

....

This information is provided by RNS
The company news service from the London Stock Exchange

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